                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Sinterloy Corporation 401(k) Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                         200 Public Square, Suite 1500
                              Cleveland, Ohio 44114
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FINANCIAL STATEMENTS (UNAUDITED)

Sinterloy Corporation 401(k) Plan
December 31, 2003 and 2002 and Year Ended December 31, 2003

                        Sinterloy Corporation 401(k) Plan

                              Financial Statements

                         December 31, 2003 and 2002 and

                          Year Ended December 31, 2003

                                TABLE OF CONTENTS


Financial Statements

Statements of Net Assets Available for Benefits (Unaudited)......................................       1
Statement of Changes in Net Assets Available for Benefits (Unaudited)............................       2
Notes to Financial Statements (Unaudited)........................................................       3


                        Sinterloy Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                                 DECEMBER 31,
                                                                           2003               2002
                                                                     ------------------------------------
                                                                                 (UNAUDITED)
ASSETS
Investments, at fair value:
   Pooled separate accounts                                             $            -    $    294,869
   Hawk Corporation common stock                                                     -          30,925
Guaranteed Income Fund, at contract value                                            -         475,597
Participant loans                                                                    -          94,026
                                                                     ------------------------------------
                                                                                     -         895,417

Contributions receivable:
   Employer                                                                          -              72
   Employee                                                                          -             145
                                                                     ------------------------------------
                                                                                     -             217
                                                                     ------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                       $            -    $    895,634
                                                                     ====================================

See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year Ended December 31, 2003

Additions:
   Interest income                                                                              20,696
   Contributions:
     Employer                                                                                   33,220
     Employee                                                                                   66,436
                                                                                      ---------------------
                                                                                                99,656
                                                                                      ---------------------
Total additions                                                                                120,352

Deductions:
   Benefit payments                                                                             12,099
   Fees and expenses                                                                             7,213
                                                                                      ---------------------
Total deductions                                                                                19,312

Net realized and unrealized appreciation
 in fair value of investments                                                                  120,564

Transfer of net assets to the Friction Products Co. Profit Sharing Plan (see  Note 7)       (1,117,238)
                                                                                      ---------------------

Net decrease                                                                                  (895,634)

Net assets available for benefits at beginning of year                                         895,634
                                                                                      ---------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                        $            -
                                                                                      =====================

See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

                    Notes to Financial Statements (Unaudited)

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

1.     DESCRIPTION OF THE PLAN

The following description of the Sinterloy Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description or Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1995 as a defined contribution plan covering all non-union employees of Sinterloy Corporation (the Company and Plan Sponsor) who have completed ninety days of service (one year prior to a July 1, 2003
Plan amendment that changed the eligibility requirement), as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute 1% to 50% (1% to 15% prior to a July 1, 2003 Plan amendment that changed the contribution percentage) of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans commonly referred to as rollover contributions. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 10% of the participant's compensation. The Plan allows for discretionary contributions by the Plan Sponsor. Plan Sponsor discretionary contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. The Plan Sponsor did not make a discretionary contribution for the 2003 Plan year.

Effective July 1, 2003, the Plan was amended such that forfeited balances of terminated participant's nonvested accounts are used to reduce future Company contributions. At December 31, 2003 there were no forfeitures available to reduce future employer contributions. Prior to July 1, 2003, forfeited balances were allocated back to participant's accounts under the same manner as the discretionary contributions. At December 31, 2002, there were no forfeitures available to allocate to participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan net earnings.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Sinterloy Corporation 401(k) Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

1.     DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions plus actual earnings thereon. On December 23, 2003 all active participants in the Plan became 100% vested in all Plan Sponsor discretionary and matching contributions. Prior to that date, vesting of Plan Sponsor discretionary and matching contributions plus actual earnings thereon was based upon years of continuous service. A participant was 100% vested after six years of credited service based on a graded vesting schedule.

Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

Prior to the Plan merger (see Note 7), the Plan's funds were primarily held in a group annuity contract issued by Connecticut General Life Insurance Company (CIGNA). Upon enrollment in the Plan, a participant may direct Plan Sponsor and employee contributions to any of the investment fund options offered by the Plan, including the Hawk Corporation common stock. Participants may change their investment options and transfer funds between investment options daily.

PARTICIPANT LOANS

Effective July 1, 2003, new loans are no longer permitted from the Plan. Participant loans outstanding at that date will continue to be paid on the same payment schedule. Prior to that date, participants were permitted to borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms ranged from 1 to 5 years. Loans outstanding at December 31, 2003 are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates at the time of application (ranging from 5.25% to 10.50% at December 31, 2003). The remaining principal and interest is repaid ratably through monthly payroll deductions.

                        Sinterloy Corporation 401(k) Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration. Brokers' fees are reflected in the net investment return in each participant's account.

2.     SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION -- GUARANTEED INCOME FUND

The Plan has entered into an investment contract, the Guaranteed Income Fund
(Fund), with CIGNA. CIGNA maintains the contributions to this Fund in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Investments in the Guaranteed Income Fund are included in the financial statements at contract value, as determined by CIGNA, which approximates fair value. Contract value represents contributions made under the contract, plus earnings and transfers in, less participant withdrawals, administrative expenses and transfers out. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.0% and 4.4% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component. The rate may never be less than 0% nor may it be reduced by more than 2.10% during any calendar year. Interest rates are declared in advance and guaranteed for six month periods.

                        Sinterloy Corporation 401(k) Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003


INVESTMENT VALUATION -- ALL OTHER INVESTMENTS

All other investments are stated at fair value as determined by CIGNA on the last business day of the Plan year. All investments of the plan are fully participant-directed.

All participant loans were transferred into the Friction Products Co. Profit Sharing Plan during December 2003 (See Note 7). Prior to the transfer, participant loans were valued at their outstanding balance, which approximated fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated in fair value as follows:

                                                                            NET REALIZED
                                                                           AND UNREALIZED
                                                                            APPRECIATION
                                                                           IN FAIR VALUE
                                                                           OF INVESTMENTS
                                                                       -----------------------
Pooled separate accounts                                                    $      95,907
Hawk Corporation common stock                                                      24,657
                                                                       -----------------------
                                                                            $     120,564
                                                                       =======================

The fair value of individual investments that represented 5% or more of the Plan's net assets as of December 31, 2002 are as follows:

Guaranteed Income Fund                                                 $      475,597
S&P 500 Index Fund                                                             59,810
CIGNA Lifetime 30 Fund                                                         78,200
Participant loans                                                              94,026

                        Sinterloy Corporation 401(k) Plan

                         December 31, 2003 and 2002 and
                          Year Ended December 31, 2003

4.     PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and all participant account balances would be distributed based upon the value of the participant's account balance on the termination date.

5.     INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest consist of purchases and sales of CIGNA (trustee) sponsored funds. Such transactions are exempt from being prohibited transactions

7.     PLAN MERGER

In December 2003, the Plan merged with, and all of its net assets were transferred, on a participant account basis, into the Friction Products Co. Profit Sharing Plan (Merged Plan). Effective January 1, 2004, the Merged Plan was renamed the Hawk Corporation 401(k) Retirement Plan (Successor Plan). Effective January 1, 2004, the participants of the Merged Plan became participants in, and subject to the provision of the Successor Plan.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               Sinterloy Corporation 401(k) Plan



Date: June 24, 2004

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator